Exhibit (a)(1)(C)

To Employees of Strasbaugh Eligible to Participate in the Revised Stock Option Exchange Program:

I am pleased to announce the commencement of the revised Strasbaugh Stock Option Exchange Program. This will give you the opportunity to exchange your stock options for shares of Common Stock of Strasbaugh.  As you know, the price of our stock has declined to a level considerably below the exercise price of your options, so all outstanding stock options are “out-of-the-money” or “underwater.”  We use stock options to motivate and reward employees such as you by enabling you to benefit from increases in the price of Strasbaugh stock.  But when stock options are “out-of-the-money,” they have little motivational and retention value.

The Option Exchange Program gives you the opportunity to elect to exchange your stock options for Common Stock. If you elect to do so, you will receive one share of Common Stock for each two stock options surrendered.  The Exchange Program applies to all outstanding stock options held by current employees, no matter what their exercise price. The information being delivered to you by Strasbaugh will describe the terms of the Exchange Program and the number of shares of Common Stock you will be eligible to receive in exchange for your stock options, if you decide to participate.

The revised offer has two significant changes of which you should be aware. First, we have extended the expiration date from August 19, 2009 to September 25, 2009. Second, the shares you receive will be subject to vesting; all shares issued under the Option Exchange Program will vest on March 31, 2010. This means you must remain continuously employed by Strasbaugh until that date for your shares to become available to you.

The Exchange Program begins today and will close on September 25, 2009, unless we decide to extend it.  The Exchange Program applies to all outstanding Strasbaugh stock options held by employees or directors.  You have been identified as an employee or director who is eligible to participate in the Exchange Program, provided you continue to satisfy the conditions to participate throughout the duration of the Exchange Program.  Note that eligibility is based on several factors, including continued employment status.  Further details on eligibility are included in the Exchange Program materials, which accompany this letter.

Enclosed with this package are: (1) an Offer to Exchange, which contains detailed information about the Exchange Program, (2) an Election Form, which contains information about your stock options eligible for exchange in the Exchange Program and the number of shares of Common Stock you would receive in exchange for those stock options.

The decision to participate in the Exchange Program is a personal one based on your assumptions about a number of factors, including the performance of publicly traded stocks generally, our own stock price and our business. We cannot advise you on your decision as to whether or not to participate, and there are no guarantees of our future stock performance. Moreover, we are not encouraging or discouraging your participation. You should read all of the Exchange Program materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate.

I am delighted that the Company’s Board of Directors have offered you this choice and I urge you to read all of the enclosed materials carefully to come to a decision that is best for you.

Date: August 24, 2009

/s/ Chuck Schillings
Chuck Schillings President